Mail Stop 4561
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August 1, 2008

Hanhui Sun
Chief Financial Officer
Kongzhong Corporation
35th Floor, Tengda Plaza
No. 168 Xiwai Street, Haidian District
Beijing, China 100044

      Re: **Kongzhong Corporation**
             Form 20-F for the Fiscal Year Ended December 31, 2007
             Filed on June 19, 2008
             File No. 000-50826

Dear Mr. Sun:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, Results of Operations, page 63

1.   We note from your disclosures on page 58 that revenue from your wireless interactive entertainment, media and community value-added services are charged

on a single-transaction basis or on a monthly subscription basis and vary according to the type of services delivered. Tell us whether you consider the volume and/or average fees for messages or subscriptions to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so, tell us your consideration for disclosing such key indicators pursuant to this release.

Liquidity and Capital Resources, page 67

2.   We note that your accounts receivable balance increased by 29% from fiscal 2006 to fiscal 2007 despite the decrease in revenue of 31%. Please confirm if this relates to the trend of increased length in certain of your Mobile Operators' billing and collections process that you disclose on page 58 or if it relates to other factors. If material to an understanding of your operations and liquidity tell us how you considered explaining any material trends, events or uncertainties associated with your collections and receivable balances in your liquidity discussion.

Item 15. Controls and Procedures, page 94

3.   We note your disclosure that the Company's CEO and CFO concluded that your "disclosure controls and procedures were adequate and effective to ensure that material information relating to [you] and [your] consolidated subsidiaries was made known to them by others within [your] company and [your] consolidated subsidiaries.   Revise to clarify, if true, that your officers concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e).

4.   You state that there have not been any "significant" changes in your internal control over financial reporting during the period covered by your annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Item 15(d) of Form 20-F requires this disclosure to be without qualification as to significance. In your response letter, please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting

during the year ended December 31, 2007. In addition, confirm that your future periodic filings will include language consistent with Item 15(d) of Form 20-F.

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-10

5. We note the factors listed on page 61 that you considered in your annual goodwill impairment analysis and your conclusion that goodwill was not impaired. Please provide us with the carrying value and fair value of each of your reporting units for your annual impairment test for fiscal 2007. Additionally, please address the factors considered and assumptions used to determine your forecasted revenue growth of 9 to 15%. In this regard, tell us how you considered the 31% decrease in your revenues associated with new policies adopted by mobile phone companies (the Mobile Operators) in the People's Republic of China ("PRC") in determining your revenue forecast.

6. In addition, tell us how you considered disclosing the changes in the carrying amount of goodwill for all periods presented for each reportable segment pursuant to paragraph 45 of SFAS 142.

Revenue and cost of services recognition, page F-11

7. We note that the Company recognizes revenue from your wireless value-added services ("WVAS services") on a gross basis pursuant to EITF 99-19. We also note that the Company provides personalized interactive entertainment, media, and community services to mobile phone users and the Mobile Operators are responsible for transmission of your WVAS and for billing and collection services. Please tell us how you determined that recognizing revenue for the portion of the fee retained by the Operators for the transmission of such content and for billing and collections is appropriate. In your response please tell us, in detail, how you considered each of the factors in EITF 99-19 in determining that revenue should be recognized on a gross basis. Also, please describe further the contractual relationships that you enter into with both the mobile phone companies and the mobile phone users.

8. In addition, we note your disclosures on page F-11 regarding certain factors considered in your EITF 99-19 analysis. In your response, please address the following as it relates to such factors:
   - You indicate that the Company is involved in the determination of service specifications. It appears that the Company has discretion in selecting the content for your services and the providers of that content. You do not; however, appear to have discretion in selecting the supplier that will transmit and bill for the delivery of such content. Accordingly, please explain further

> how your ability to control <u>content</u> supports recognizing as revenue the portion of the fee retained by the mobile phone companies for delivery and billing and collection services.
>
> - You indicate on page 60 that the Mobile Operators must approve the prices of your services in advance. Please explain further the pricing constraints established by the Mobile Operators and how you considered such constraints in concluding that you have latitude in establishing the price for WVAS services (both content and transmission).
> - We note that the Company has not recorded an allowance for doubtful accounts. We also note your disclosures on page 60, which state "we bear a portion of the delivery and billing risks for <u>our portion</u> of the revenues generated with respect to our services." Please address whether the Company or the Mobile Operators assume primary credit risk for fees charged to the mobile phone users and how you considered this factor in your EITF 99-19 analysis.

9. We note your disclosure on page 58 that the billing and collection cycles of China Unicom, China Telecom, and China Netcom are longer than those of China Mobile. In addition, you state on page 59 that there has historically been a discrepancy between estimated and actual revenues. Please provide us with the differences between estimated versus actual revenues on a quarterly basis for each fiscal year presented and the first quarter of fiscal 2008. We may have further comments.

Note 3. Acquisitions, page F-15

10. Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

11. We note your disclosure on page F-16 that the purchase price allocation and intangible asset valuations for the acquisitions were "based on a valuation analysis prepared by a third party valuation firm." We also note that the Company incorporated certain assumptions that included projected cash flows and replacement costs. Please explain further the nature and extent of the Company's reliance on an independent valuation specialist to determine the fair value of assets acquired in a business combination. Tell us how you considered Rule 436(b) of Regulation C to either (1) disclose the name of the specialist and include the expert's consent or (2) remove your reference to the use of a the specialist. In this regard, it appears that this Form 20-F may be incorporated by reference into your Registration Statements filed on Form S-8 filed on February 4, 2005, March 6, 2006, and February 9, 2007.

Note 10. Stock Options and Nonvested Shares, page F-21

12.	We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). Please tell us your consideration for the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In your response, please identify which disclosures are not applicable or not material to warrant disclosure.

Note 16. Subsequent Event, page F-28

13.	In January 2008, we note that the Company purchased a 9.87% interest in HiU! Media for $1.5 million and accounted for the investment using the cost method. We further note on page 86 that Nick Yang, the Company's Director, President, and Chief Technology Officer, is a director for HiU! Media and a significant shareholder who could exercise significance influence over their operations. Please provide us with your analysis as to why the entity was not consolidated as a variable interest entity. In your response, please reference your consideration of the guidance of FIN 46R in determining that the entity should not be consolidated. In this regard, tell us how you considered the scope exception of paragraph 4(h) and the guidance in paragraph 16 and 17 of FIN 46R.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief